Exhibit 13(f)

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

May 11, 2017

Amy Hackett

Virtus Fund Services, LLC

100 Pearl Street

Hartford, CT 06103

Re:	Notice of Assignment from BNY Mellon Investment Servicing (US) Inc. to The Bank of New York Mellon

Dear Amy,

We refer to the Sub-Administration Agreement, dated as of December 9, 2011, (the “Agreement”), between BNY Mellon Investment Servicing (US) Inc. (the “Company”) and Virtus Fund Services, LLC as administrator to Virtus Total Return Fund.

As a globally systemic financial institution, BNY Mellon must prepare an annual resolution plan under the Dodd-Frank Wall Street Reform and Consumer Protection Act and satisfy its regulators that it would be resolvable under various market conditions. In furtherance of its obligations, BNY Mellon is executing projects designed to enhance its resolvability. One such project involves transferring client agreements from the Company to The Bank of New York Mellon, our New York State chartered bank (the “Bank”). Upon transfer you will have a direct relationship with the Bank and the Company will act as a service provider to the bank.

Section 17 of the Agreement requires the Company to provide you with 30 days prior written notice of its intent to assign the Agreement, even to an affiliate. This letter constitutes our notice to you of our intent to assign the Agreement to the Bank on or about June 30, 2017 (the “Transfer”). The Agreement will continue in full force and effect upon completion of the Transfer. We will notify you once the Transfer is complete.

Please contact Bill Greilich at 617-382-8567 if you have any questions or require additional information regarding the Transfer.

Very truly yours,

BNY MELLON INVESTMENT SERVICING (US) INC.

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